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                                                                      Exhibit 21



                NORTH PITTSBURGH SYSTEMS, INC. AND SUBSIDIARIES

                          Subsidiaries of Registrant


     North Pittsburgh Telephone Company, Penn Telecom, Inc. and Pinnatech, Inc. are wholly-owned subsidiaries of the Registrant. The wholly-owned subsidiaries of the Registrant are incorporated in the Commonwealth of Pennsylvania and do business only under their respective names. In addition, Penn Telecom, Inc. owns 49.5% of Boulevard Communications, L.L.P. (Boulevard). The Registrant owns 50% of the voting capital stock of Multi, Inc. which in turn owns 0.5% of Boulevard. Neither Boulevard nor Multi, Inc. is considered a significant subsidiary at this time. Penn Telecom, Inc.'s ownership of Boulevard and the Registrant's ownership of Multi, Inc. are accounted for using the equity method.